UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on September 19, 2011.

Notice of the partial de-merger of Luxottica Group’s subsidiary
Luxottica S.r.l.

Milan, Italy - September 19, 2011 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the partial demerger of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica Group S.p.A., in favor of Luxottica Group S.p.A.

The assets of Luxottica S.r.l. that, in connection with the demerger, will be transferred to Luxottica Group S.p.A. are primarily the license contracts and distribution activities of the subsidiary. Given that Luxottica Group S.p.A. owns 100 percent of the share capital of Luxottica S.r.l., according to the provisions of article n° 2505 of Italian Civil Code and pursuant to the by-laws of the companies involved, the demerger will be executed in simplified form and the resolution authorizing the demerger will be approved by the Boards of Directors of the two companies. Given that Luxottica Group S.p.A. is the sole shareholder of Luxottica S.r.l., no shares of Luxottica Group S.p.A. will be granted in exchange for said assets and no capital increase will take place. Furthermore, the corporate purpose of Luxottica Group S.p.A. will not be changed, as it already includes the activities involved in the operation.

The demerger is part of a broader project of reorganization of the activities of Luxottica S.r.l., which started in 2007 and is aimed at focusing the business of this company on manufacturing activities.

The demerger, which is not subject to the Procedure for Operations with Related Parties, will be based upon asset values at June 30, 2011 and it is expected to be effective by January 1, 2012.

Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: September 20, 2011		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER